EXHIBIT 99.5

NORTHCORE TECHNOLOGIES INC.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.        Name and Address of Company

Northcore Technologies Inc. (the “Company”), Valhalla Executive Centre, 302 The East Mall, Suite 300, Toronto, Ontario M9B 6C7.

Item 2.        Dates of Material Change

July 23, 2007

Item 3.        News Release

A press release disclosing the nature and substance of the material changes was issued through the facilities of CanadaNewsWire on July 23, 2007 and was filed on SEDAR.

Item 4.        Summary of Material Changes

The Company announced on July 23, 2007 that it will raise working capital through a rights offering to all eligible shareholders of the Company’s common stock.

Item 5.        Full Description of Material Change

The Company announced on July 23, 2007 that it will raise working capital through a rights offering to all eligible shareholders of the Company’s common stock.

Northcore will offer eligible shareholders as of the record date of July 30, 2007 approximately 86.9 million rights to subscribe for up to approximately 21.7 million additional common shares in the Company. Each eligible holder will receive one right for every common share held in the company.  Four rights will entitle the holder to purchase one common share in the company, priced at $0.08 each.  Shareholders who exercise all of their rights will also be entitled to acquire supplemental shares under the provisions of the additional subscription privilege.

“The proceeds from this rights offering will allow us to work toward profitability, specifically supporting our sales and research and development efforts,” said Mr. Duncan Copeland, CEO of Northcore Technologies.  “As I immerse myself in company details in my new role as CEO, I am enthusiastic about both our near-term and long-term prospects.  This rights offering provides our shareholders a further opportunity to participate in our future success.”

As announced previously, Duncan Copeland was named Chief Executive Officer of Northcore Technologies effective July 12, 2007 succeeding Jeff Lymburner.  As part of the same management change, Jim Moskos was appointed Chief Operating Officer.

“With Duncan and Jim actively responsible for Northcore’s future, I am confident that the company is in capable, dedicated hands.  As a shareholder, I applaud their vision and commitment,” said Jeff Lymburner, outgoing CEO of Northcore Technologies.

Each shareholder with an address of record in the provinces or territories of Canada will be eligible for the rights offering. Northcore’s rights offering has received approval from the company’s board of directors and appropriate securities and market regulators.

Full details of the rights offering, which will expire at 4:00 p.m. Eastern on August 22, 2007 will be mailed to shareholders through a rights offering circular.  A copy of the rights offering circular will also be available on SEDAR.

Item 6.        Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.         Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.        Executive Officer

For further information, please contact:
Duncan Copeland
Chief Executive Officer
(416) 356-1419

Item 9.         Date of Report

July 23, 2007.